OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

05037291

U.S. SECU... COMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-16600

REPORT FOR THE PERIOD BEGINNING January 1, 2004 **AND ENDING** December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
Wells Fargo Institutional Securities, LLC

Official Use Only

Firm ID No.

SEC MAIL PROCESSING RECEIVED FEB 2 5 2005 WASH, D.C. 213 SECTION

Address of Principal Place of Business:
(Do not use P.O. Box No.)

608 Second Avenue South, 10th Floor
(No. and Street)

Minneapolis	Minnesota	55479
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report
Joan C. Niedfeldt
612-667-5962
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG

PROCESSED MAR 1 5 2005 THOMSON FINANCIAL

(Name—if individual, state last, first, middle name)

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402
(Address) **City** **State** **(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

3/10/05

OATH OR AFFIRMATION

I, Joan C. Niedfeldt, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Institutional Securities, LLC as of December 31, 2004 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires January 31, 2010

Joan C. Niedfeldt

Jean M. Mosley
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
___ (c) Statement of Income (Loss).
___ (d) Statement of Cash Flows.
___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
___ (g) Computation of Net Capital.
___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
___ (m) A copy of the SIPC Supplemental Report.
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Institutional Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Institutional Securities, LLC (the Company), a wholly owned subsidiary of Wells Fargo Institutional Funding, LLC whose ultimate parent is Wells Fargo & Company, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wells Fargo Institutional Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 18, 2005

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Statement of Financial Condition

December 31, 2004

(In thousands)

Assets

Receivable from brokers, dealers and clearing organizations (note 3)	$	9,980
Securities owned:		
Marketable, at market value, including $443,832 of securities pledged (notes 4 and 5)		469,697
Not readily marketable, at estimated fair value (note 4)		69
Securities purchased under agreements to resell (note 5)		271,731
Due from affiliates (note 6)		311
Accrued interest receivable		1,938
Other assets		149
Total assets	$	753,875

Liabilities and Member's Equity

Liabilities:		
Short-term borrowings from affiliates (note 6)	$	1,825
Securities sold, not yet purchased, at market value (note 4)		157,591
Securities sold under agreements to repurchase (note 5)		542,131
Other liabilities and accrued expenses		1,677
Total liabilities		703,224
Commitments and contingencies (note 7)		
Member's equity		50,651
Total liabilities and member's equity	$	753,875

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Institutional Securities, LLC (WFIS) is a wholly owned subsidiary of Wells Fargo Institutional Funding, LLC (WFIF) whose ultimate parent is Wells Fargo & Company (WFC). WFIS' primary activities are institutional securities brokerage, fixed income trading and underwriting. WFIS is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer and has branch offices located in the western United States. WFIS clears all transactions on a fully disclosed basis through Wells Fargo Brokerage Services, LLC (WFBS), an affiliated broker/dealer.

(2) Summary of Significant Accounting Policies

(a) Securities Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

(b) Fair Value of Financial Instruments

Substantially all of WFIS' financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value. Market values are determined through a combination of pricing services and trader evaluation. Trader evaluation is based on market surveillance which includes monitoring prior trades and competing offers in similar products, as well as review of industry repositories of trading activity such as Trade Reporting and Compliance Engine (TRACE). The valuations are reviewed and tested in detail by a senior management committee on a regular basis.

(c) Securities Under Agreement to Resell and Repurchase

Resale and repurchase agreements are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest.

(d) Income Taxes

WFIS and WFIF, the sole member of WFIS, are both wholly owned limited liability companies and do not file their own income tax returns. Instead, the results of WFIS' operations are included in the income tax returns of Wells Fargo Credit, Inc. (WFCI), WFIF's sole member. WFIS does not pay income taxes to WFCI, does not have a tax sharing agreement with WFCI, and management does not have the intention of changing these facts. Thus, WFIS has many attributes of a pass-through entity and income taxes are not presented in its statement of financial condition.

(e) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from such estimates.

(Continued)

(3) Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations consist of $10 million due from WFBS, of which $8.1 million was related to unsettled trades.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased consist of trading securities at market values as follows (in thousands):

		Owned	Sold, not yet purchased
U.S. Government and government agency obligations	$	379,181	148,629
Commercial paper and certificates of deposit		2,399	1
State and municipal obligations		10,253	—
Corporate bonds, debentures and notes		77,864	8,961
	$	469,697	157,591

Securities not readily marketable include $69 thousand of municipal lease securities at estimated fair values.

Securities sold, not yet purchased represent obligations of WFIS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFIS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(5) Securities Sold Under Agreements to Resell and Repurchase

Resale and repurchase agreements are collateralized primarily with U.S. Government or U.S. Government agency securities. Such agreements provide WFIS with the right to maintain the relationship between the market value of the collateral and the receivable or payable. As clearing agent for WFIS, WFBS generally takes physical possession of the collateral underlying WFIS' resale agreements.

WFIS' risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFIS' risk with regard to repurchase agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable.

At December 31, 2004, the market value of collateral held for resale agreements and the market value of securities pledged for repurchase agreements approximated the amounts due.

At December 31, 2004, WFIS has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of $275.3 million. Of this amount, $106.5 million has been repledged. At December 31, 2004, WFIS has pledged collateral of $550.3 million under repurchase

(Continued)

(In thousands)

agreements that counterparties are permitted by contract or custom to sell or repledge. This amount, less that repledged under resale agreements, is included in securities owned on the statement of financial condition.

(6) Related Party Transactions

In the ordinary course of business, WFIS enters into material transactions with other affiliates of WFC.

Short-term borrowings from affiliates represent borrowings from Wells Fargo Bank, N.A. (the Bank) and WFC, which are primarily used to finance WFIS' trading activities. Short-term borrowings from the Bank are collateralized by trading securities and short-term borrowings from WFC are unsecured. WFIS pays interest on these borrowings at interest rates approximating commercial lending rates.

(7) Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFIS which, in the opinion of management, will be resolved with no material impact on WFIS' financial position.

(8) Net Capital Requirements

WFIS is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFIS has elected to compute net capital under the alternative provisions of the Rule, which require WFIS to maintain net capital, as defined, of $250,000. At December 31, 2004, WFIS' net capital was $44.8 million, which exceeded the minimum net capital requirement of $250,000 by $44.6 million.

WFIS is exempt from provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities.* Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements is not required.

(9) Employee Benefits

WFIS participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The actuarial present values of accumulated plan benefits and net assets available for benefits relating to only WFIS' employees are not available.

WFIS' employees are eligible for benefits under WFC's 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although certain employees who are considered "highly compensated" under the Internal Revenue Code may be subject to certain limitations. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions are invested in WFC's common stock and are generally subject to a four-year vesting schedule.

(Continued)

(10) Financial Instruments with Off-Balance-Sheet Risk

WFIS clears all transactions for its customers on a fully disclosed basis through WFBS. Nonetheless, WFIS is liable to the clearing firm for its customers' and brokers' transactions.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. WFIS is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case WFIS may have to purchase or sell financial instruments at prevailing market prices. WFIS has established procedures to reduce this risk by requiring its customers to deposit funds with WFBS for certain types of trades.

WFIS seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WFIS monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned plus accrued interest, before the collateral could be sold. The impact of unsettled transactions is not expected to have a material effect upon WFIS' statement of financial condition.

As a broker/dealer in securities, substantial portions of WFIS' transactions are collateralized. WFIS' exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets that may impair customers' or counterparties' ability to satisfy their obligations to WFIS. WFIS does not believe it has any significant concentrations of credit risk.

In the normal course of business, WFIS enters into underwriting commitments. Transactions relating to such underwriting commitments, that were open at December 31, 2004, have subsequently settled and had no material effect on WFIS' statement of financial condition for the year ended December 31, 2004.

WFIS enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include delayed deliveries, mortgage-backed to-be-announced securities (TBAs), and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.